Teva Files 2014 Annual Report on Form 20-F

Jerusalem, February 10, 2015 – In accordance with Section 203.01 of the New York Stock Exchange Listed Company Manual, Teva Pharmaceutical Industries Ltd. (NYSE: TEVA) (“Teva”) announced today that it has filed its 2014 Annual Report on Form 20-F with the U.S. Securities and Exchange Commission. The Annual Report can be found on the company’s website at www.tevapharm.com as well as on the SEC website at www.sec.gov. In addition, security holders may request a hard copy of the Annual Report, which includes the company’s complete audited financial statements, free of charge. Requests can be made by contacting Teva Investor Relations at 1090 Horsham Road, North Wales PA, 19454 or by phone at (215) 591-8912.

About Teva
Teva Pharmaceutical Industries Ltd. (NYSE and TASE: TEVA) is a leading global pharmaceutical company that delivers high-quality, patient-centric healthcare solutions to millions of patients every day. Headquartered in Israel, Teva is the world’s largest generic medicines producer, leveraging its portfolio of more than 1,000 molecules to produce a wide range of generic products in nearly every therapeutic area. In specialty medicines, Teva has a world-leading position in innovative treatments for disorders of the central nervous system, including pain, as well as a strong portfolio of respiratory products. Teva integrates its generics and specialty capabilities in its global research and development division to create new ways of addressing unmet patient needs by combining drug development capabilities with devices, services and technologies. Teva’s net revenues in 2014 amounted to $20.3 billion. For more information, visit www.tevapharm.com.